July 8, 2025

Christopher J. Vohs
Chief Financial Officer
Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, NY 10022

       Re: Bluerock Homes Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-41322
Dear Christopher J. Vohs:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 3 - Acquisition of Real Estate, page F-15

1. We note your acquisition of Avenue at Timberlin Park on July 31, 2024 with an acquisition price of $33.8 million. Please tell us how you determined it was unnecessary to provide audited financial statements and pro forma financial information for this acquisition.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.
 July 8, 2025
Page 2



               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction